UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
          Under the Securities Exchange Act of 1934 (Amendment No. 60)*

                          COLLINS & AIKMAN CORPORATION
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   194830 10 5
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                                 (CUSIP Number)

                              W. Leslie Duffy, Esq.
                           Jonathan A. Schaffzin, Esq.
                             Cahill Gordon & Reindel
                                 80 Pine Street,
                               New York, NY 10005
                                 (212) 701-3000
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 March 30, 2004
      -------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-(1)(g), check the following box .

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing the information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 194830 10 5
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1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         HEARTLAND INDUSTRIAL ASSOCIATES L.L.C.
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                         (a)   /X/

                                         (b)

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3        SEC USE ONLY


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4        SOURCE OF FUNDS

                                       AF
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                     / /


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6        CITIZENSHIP OR PLACE OF ORGANIZATION

                            United States (Delaware)
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                                 7          SOLE VOTING POWER
          NUMBER OF                         31,377,097*
          SHARES              --------------------------------------------------
          BENEFICIALLY           8          SHARED VOTING POWER
          OWNED BY                          None
          EACH
          REPORTING           --------------------------------------------------
          PERSON WITH            9          SOLE DISPOSITIVE POWER
                                            31,377,097*
                              --------------------------------------------------
                                 10 SHARED DISPOSITIVE POWER
                                            None
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

                                   31,377,097*

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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                               / /

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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      37.5%

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14       TYPE OF REPORTING PERSON

                         00 (Limited Liability Company)

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* By virtue of being the general partner of each of the other Reporting Persons filing this Schedule 13D.

                                  SCHEDULE 13D

CUSIP No. 194830 10 5
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1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         HEARTLAND INDUSTRIAL PARTNERS (FF), L.P.
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                              (a)     /X/
                                              (b)

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3        SEC USE ONLY


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4        SOURCE OF FUNDS

                                       AF
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                 / /

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6        CITIZENSHIP OR PLACE OF ORGANIZATION

                            United States (Delaware)
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                                 7          SOLE VOTING POWER
          NUMBER OF                         380,156*
          SHARES               -------------------------------------------------
          BENEFICIALLY           8          SHARED VOTING POWER
          OWNED BY                          None
          EACH
          REPORTING            -------------------------------------------------
          PERSON WITH            9          SOLE DISPOSITIVE POWER
                                            380,156
                               -------------------------------------------------
                                 10 SHARED DISPOSITIVE POWER
                                            None

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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

                                                    380,156*
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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                / /

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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      .45%

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14       TYPE OF REPORTING PERSON

                            00 (Limited Partnership)

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* Exercised by the Reporting Person's general partner, Heartland Industrial Associates L.L.C.


                                  Page 3 or 9

                                  SCHEDULE 13D

CUSIP No. 194830 10 5
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1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         HEARTLAND INDUSTRIAL PARTNERS (K1), L.P.
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                          (a)     /X/
                                          (b)

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3        SEC USE ONLY


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4        SOURCE OF FUNDS

                                       AF
-------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                   / /

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6        CITIZENSHIP OR PLACE OF ORGANIZATION

                            United States (Delaware)
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                                 7          SOLE VOTING POWER
          NUMBER OF                         246,562*
          SHARES              --------------------------------------------------
          BENEFICIALLY           8          SHARED VOTING POWER
          OWNED BY                          None
          EACH
          REPORTING           --------------------------------------------------
          PERSON WITH            9          SOLE DISPOSITIVE POWER
                                            246,562*
                              --------------------------------------------------
                                 10 SHARED DISPOSITIVE POWER
                                            None

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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING

                                    246,562*
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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                          / /

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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      .29%
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14       TYPE OF REPORTING PERSON

                            00 (Limited Partnership)
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* Exercised by the Reporting Person's general partner, Heartland Industrial Associates L.L.C.

                                  SCHEDULE 13D


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CUSIP No. 194830 10 5
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         HEARTLAND INDUSTRIAL PARTNERS (C1), L.P.
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                         (a)        /X/
                                         (b)

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3        SEC USE ONLY


-------------------------------------------------------------------
4        SOURCE OF FUNDS

                                       AF
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)

-------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                            United States (Delaware)
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                                 7          SOLE VOTING POWER
          NUMBER OF                         73,972*
          SHARES              --------------------------------------------------
          BENEFICIALLY           8          SHARED VOTING POWER
          OWNED BY                          None
          EACH
          REPORTING           --------------------------------------------------
          PERSON WITH            9          SOLE DISPOSITIVE POWER
                                            73,972*
                              --------------------------------------------------
                                 10 SHARED DISPOSITIVE POWER
                                            None

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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

                                            73,972*

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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                               / /

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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      .09%
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14       TYPE OF REPORTING PERSON

                            00 (Limited Partnership)
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* Exercised by the Reporting Person's general partner, Heartland Industrial Associates L.L.C.

                                  SCHEDULE 13D

CUSIP No. 194830 10 5
-------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         HEARTLAND INDUSTRIAL PARTNERS, L.P.
-------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                        (a)      /X/
                                        (b)

-------------------------------------------------------------------
3        SEC USE ONLY


-------------------------------------------------------------------
4        SOURCE OF FUNDS

                                       AF
-------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)
                                                       / /

-------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                            United States (Delaware)
-------------------------------------------------------------------

                                 7          SOLE VOTING POWER
          NUMBER OF                         30,148,064*
          SHARES              --------------------------------------------------
          BENEFICIALLY           8          SHARED VOTING POWER
          OWNED BY                          None
          EACH
          REPORTING           --------------------------------------------------
          PERSON WITH            9          SOLE DISPOSITIVE POWER
                                            30,148,064*
                              --------------------------------------------------
                                 10 SHARED DISPOSITIVE POWER
                                            None

-------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

                                   30,148,064*
-------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                / /

-------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      36.0%
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14       TYPE OF REPORTING PERSON

                            00 (Limited Partnership)

* Exercised by the Reporting Person's general partner, Heartland Industrial Associates L.L.C.

     This Amendment No. 60 amends the Schedule 13D (the "Schedule 13D") previously filed with the Securities and Exchange Commission, jointly on behalf of Heartland Industrial Associates L.L.C., a Delaware limited liability company ("HIA"), Heartland Industrial Partners (FF), L.P., a Delaware limited partnership ("HIPFF"), Heartland Industrial Partners (K1), L.P., a Delaware limited partnership ("HIPK1"), Heartland Industrial Partners (C1), L.P., a Delaware limited partnership (HIPC1"), and Heartland Industrial Partners, L.P., a Delaware limited partnership ("HIP" and, collectively with HIA, HIPFF, HIPK1 and HIPC1, the "Reporting Heartland Entities"), with respect to the common stock, par value $.01 (the "Common Stock"), of Collins & Aikman Corporation, a Delaware corporation (the "Company"). Capitalized terms used but not otherwise defined herein shall have the meanings heretofore ascribed to them in the
Schedule 13D, as amended prior to the date hereof.

     All share numbers in this filing (including on the cover page) give effect to the one-for-2.5 reverse stock split (The "Split") effected by the Company in May 2002. This needs to be considered in comparing the information against previous filings. This filing is being made to reflect principally certain open market purchases of 54,200 shares of Common Stock in aggregate effected by the Reporting Heartland Entities on March 30, 2004 and March 31, 2004.

Item 3.       Source and Amount of Funds or Other Consideration.

     Item 3 is hereby amended by the addition of the following paragraph:

     All of the funds for purchases effected on March 30, 2004 and March 31, 2004 by the Reporting Heartland Entities were directly or indirectly derived from contributions made by the limited partners, general partner and members, as applicable, of each of the Reporting Heartland Entities. As a result of share purchases, the Reporting Heartland Entities acquired an aggregate of an additional 54,200 shares of Common Stock on March 30, 2004 and March 31, 2004.

Item 4.       Purpose of the Transaction.

     Item 4 is hereby amended by the addition of the following paragraph:

     The purchase of 54,200 additional shares of Common Stock on March 30, 2004 and March 31, 2004 by the Reporting Heartland Entities was in furtherance of their previously described intentions and was undertaken at this time in light of applicable trading prices.

Item 5.       Interest in Securities in Collins & Aikman Corporation.

     Item 5 is hereby amended by substituting the 1st, 2nd and 3rd paragraphs for the following:

     (a)-(c) At the close of business on March 31, 2004, the Reporting Heartland Entities beneficially owned (and have sole power to vote and sole power to dispose of) an aggregate of 31,377,097 shares of common stock, representing approximately 37.5% of the outstanding common stock. David A. Stockman and the other members of HIA may be deemed to be the beneficial owner of the securities held by the Reporting Heartland Entities.

David A. Stockman and such members disclaim such beneficial ownership. 54,200 shares of common stock were acquired on March 30, 2004 and March 31, 2004 in two transactions at a weighted average price of $5.50 per share.

     The ownership of each of the Reporting Heartland Entities is set forth in the following table.

                                        Shares of
           Shareholder                  ommon Stock        Percent

Heartland Industrial Associates         31,377,097          37.5%
L.L.C.
Heartland Industrial Partners (FF),       380,156            .45%
L.P.
Heartland Industrial Partners             246,562            .29%
(K1), L.P.
Heartland Industrial Partners             73,972             .09%
(C1), L.P.
Heartland Industrial Partners,          30,148,064           36%
L.P.

     The foregoing percentages are based on 83,630,087 shares of common stock of the Company outstanding on February 26, 2004.

Signatures

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 1, 2004



                                Heartland Industrial Associates L.L.C.

                                Heartland Industrial Partners (FF), L.P.,

                                Heartland Industrial Partners (K1), L.P.,

                                Heartland Industrial Partners (C1), L.P.,

                                Heartland Industrial Partners, L.P.


                                By:  /s/ David A. Stockman
                                     -----------------------------------------
                                     David A. Stockman